WYNNEFIELD CAPITAL, INC.

450 7TH AVENUE, SUITE 509
NEW YORK, NY 10123

TEL: (212) 760-0814
FAX: (212) 760-0824
www.wynnefieldcapital.com

NELSON OBUS (212) 760-0134
JOSHUA LANDES (212) 760-0814
MAX BATZER (212) 760-0330
PETER BLACK (212) 760-0742
STEPHEN ZELKOWICZ (212) 760-0278

October 16, 2008

VIA FEDERAL EXPRESS

Board of Directors
White Electronic Designs Corporation
3601 E. University Drive
Phoenix, Arizona 85034
Attention: Mr. Roger A. Derse, Secretary

Gentlemen:

Wynnefield Capital, Inc. and its affiliates (collectively, "Wynnefield Group") recognizes and appreciates White Electronic Designs Corporation ("WEDC" or the "Company") public response to our letter dated September 25, 2008 requesting that the Company's Board disclose the significant aspects of the process it has commenced to review strategic alternatives available to the Company. However, WEDC's press release issued October 1, 2008, failed to address a number of important concerns we raised on behalf of all of WEDC's shareholders, including specifically:

> The Timeframe for Completion of Strategic Review Process. The Wynnefield Group requested that WEDC's strategic review committee complete its analysis and publicly present its recommendations to the Board and shareholders by December 1, 2008. We believe this timetable gives the special committee and its advisors sufficient time to explore the alternatives and make a reasoned recommendation to the full Board. The shareholders of the Company need protection from a repeat of the recent time-consuming flawed and failed "strategic review" process undertaken by WEDC. *Publicly disclosing a specific timetable for the conclusion of the review and presentation of the committee's recommendations will provide needed transparency to the process and WEDC's shareholders with the information they deserve.*
>
> Stop the Search for a New CEO. We asked the Board not to waste its energy and focus, nor further risk the Company's cash and shareholders' equity on a search to find a new CEO until the strategic review committee has fulfilled its mandate and publicly presented its recommendations. *Clearly, it would be ill advised for the Company to hire a new CEO while a strategic review process is pending. The result may be that the best way to optimize shareholder value is the sale of the*

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company. We believe that the Company is unlikely to be able to identify and hire the strongest possible CEO candidate while a robust and transparent strategic review process is underway and the committee's recommendation still pending. For these reasons we urged that the CEO search be suspended until the results of the strategic committee are known.

Appointment of Mr. Brian Kahn to the Board and Strategic Review Committee. The Wynnefield Group has repeatedly requested that the Board immediately appoint Mr. Brian Kahn of Kahn Capital Management LLC, as a director to fill the vacancy on the Board and, given his background and extensive experience in capital transactions, electronics, contract manufacturing and defense businesses, to also serve as a member of the strategic committee. While the members of the strategic committee may also be qualified to serve in that capacity, unlike the current independent members of the Board, including the members of that committee, Mr. Kahn is a significant shareholder of the Company who will provide WEDC's outside shareholders with a much needed voice on the Board to express their concerns and objectives, which will facilitate the Company's efforts to enhance shareholder value.

We trust you will accept our recommendations and incorporate them promptly. Should you believe it to be productive, we would be willing to meet with the special committee or all of the independent members of the Board to discuss our concerns.

Very truly yours,

Max W. Batzer